Exhibit 7

June 12, 2024

Members of the Special Committee of R1 RCM Inc.

c/o Barclays Capital

745 Seventh Avenue, 23rd Floor

New York, NY 10019

Attn:	Michael Jaffe

Meghan Hager

c/o Qatalyst Partners

3 Embarcadero Center

6th Floor

San Francisco, CA 94111

Attn: Daniel Axelsen

Re: Waiver Request

Dear Special Committee Members:

Reference is hereby made to: (i) that certain Investor Rights Agreement, dated as of June 21, 2022 (as amended, restated, supplemented or otherwise modified from time to time, the “CoyCo Investor Rights Agreement”), by and among R1 RCM Inc., a Delaware corporation (the “Company”), CoyCo 1, L.P. a Delaware limited partnership (“CoyCo 1”), and CoyCo 2, L.P., a Delaware limited partnership (“CoyCo 2” and together with CoyCo 1, “CoyCo”), and solely for purposes of Section 4, Section 6 and Section 11 of the CoyCo Investor Rights Agreement, New Mountain Partners V (AIV-D), L.P; and (ii) that certain Amended and Restated Investor Rights Agreement, dated as of June 21, 2022 (as amended, restated, supplemented or otherwise modified from time to time, the “TCP-ASC Investor Rights Agreement”), by and among the Company, R1 RCM Holdco Inc., a Delaware corporation, TCP-ASC ACHI Series LLLP, a Delaware limited liability limited partnership (“TCP-ASC” and together with CoyCo and each of their respective affiliates, the “Investor Parties”), and solely for purposes of Section 4, Section 6 and Section 11 of the TCP-ASC Investor Rights Agreement, the Investor Affiliates (as defined therein).

Pursuant to the waivers previously granted to the Investor Parties under the CoyCo Investor Rights Agreement and the TCP-ASC Investor Rights Agreement to form, join and participate in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to the common stock of the Company for purposes of a transaction as a result of which the Investor Parties would jointly acquire all of the outstanding shares of the common stock of the Company not owned by the Investor Parties (such transaction, a “Joint Transaction” and such waivers the “May 6 Waivers”), the Investor Parties have engaged in constructive discussions regarding their potential pursuit of a Joint Transaction.

If the Special Committee has continued interest in receiving a proposal for a Joint Transaction, the Investor Parties request that the Company extend the waiver period under the May 6 Waivers for 30 days through July 12, 2024.

The Investor Parties request that the Company respond regarding the foregoing request for a waiver promptly and in any event before June 13. The Investor Parties have separately reached out to Barclays and Qatalyst to discuss remaining critical tasks and timeline.

For the avoidance of doubt, this request does not constitute a waiver of any provision of the CoyCo Investor Rights Agreement or the TCP-ASC Investor Rights Agreement.

Very truly yours,

TCP-ASCH ACHI Series LLLP

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President

CoyCo 1, L.P. By: Coyco GP, L.L.C., its general partner

By:	/s/ Brian Murphy
Name:	Brian Murphy
Title:	Treasurer and Secretary

CoyCo 2, L.P. By: Coyco GP, L.L.C., its general partner

By:	/s/ Brian Murphy
Name:	Brian Murphy
Title:	Treasurer and Secretary

[Signature Page to Waiver Extension Request]